

October 29, 2014

Via E-mail
Andrew Gavrin
President, Chief Executive Officer, Chief Financial Officer, and Director
ABV Consulting, Inc.
306 Clairmont Road
Villanova, PA 19085

> **Re:** **ABV Consulting, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-198567**

Dear Mr. Gavrin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are registering a total of 533,000 shares for sale by the selling stockholders, which represents 100% of your shares issued and outstanding held by non-affiliates. We also note that the selling shareholders purchased their common stock from you in June 2014. Please provide us with a detailed legal analysis of why this offering should not be considered an indirect primary offering registering shares by or on behalf of the registrant. Your response should provide an analysis of each of the factors material to this determination. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09, which is available on our website. Alternatively, please revise your registration statement to state that the selling security holders will offer their securities at a fixed price for the duration of the offering and to identify the selling shareholders as underwriters.

2.   It appears from your revised disclosure on page 12 that your activities thus far have been concentrated in the Philadelphia, Pennsylvania market. Please revise your Summary and Business sections to clarify that your operations to date have occurred in this market.

Risk Factors, page 3

3.   We note your response to comments 4 and 5 in our comment letter dated September 30, 2014. Please revise the subheading of your risk factor entitled "Going Concern" to provide greater context to shareholders as to the specific risks to you that result from the noted facts or uncertainties, such as the fact that there is substantial doubt as to your ability to continue as a going concern.

Exhibits

4.   Please file counsel's legal opinion as an exhibit to your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429, or Daniel Gordon, Senior Assistant Chief Accountant, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Erin E. Martin

Erin E. Martin
Senior Counsel

cc: Gregg Jaclin, Esq.